02053218

UNITEDSTATES
, AND EXCHANGECOMMISSON
Washington, D.C. 20549

UF 11-5-02

OMB APPROVAL	
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RECEIVED OCT 0 2 2002 155

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YY) AND ENDING 6/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WUNDERLICH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6305 HUMPHREYS BLVD., SUITE 210
(No. and Street)

MEMPHIS (City) TN. (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. BONNEMA (901) 251-1330
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose *opinion is* contained *in* this Report*

KPMG LLP
(Name - if *individual, state last,* first, *middle name)*

50 N Front St, Suite 900, Memphis, TN 38103
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED NOV 14 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY K. WUNDERLICH, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WUNDERLICH SECURITIES, INC., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GLORIA M. REYNOLDS MY COMM. EXP. NOTARY PUBLIC AT LARGE SHELBY COUNTY, TENN.

Notary Public

Signature

Chief Executive Officer

Title

This report" contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (1) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3).*

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Table of Contents

Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Board of Directors
Wunderlich Securities, Inc.

We have audited the accompanying statements of financial condition of Wunderlich Securities, Inc., a wholly-owned subsidiary of Wunderlich Investment Company, Inc., (the Company) as of June 30, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee
September 20, 2002

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Statements of Financial Condition

June 30, 2002 and 2001

		2002	2001
Assets			
Cash and cash equivalents	$	667,982	528,810
Securities owned, at estimated fair value (note 2)		153,233	177,030
Receivable from clearing organization		507,302	522,032
Deferred expenses (note 5)		820,008	396,096
Receivable from affiliates (note 6)		215,545	103,504
Property and equipment (notes 3 and 8), net		682,579	310,325
Deferred income tax benefit (note 7)		—	138,416
Other assets		255,524	199,948
	$	3,302,173	2,376,161
Liabilities and Stockholder's Equity			
Liabilities:			
Accrued commissions and bonuses	$	461,082	413,637
Accounts payable and accrued expenses		327,576	365,169
Payable to clearing organization		342,331	102,496
Obligation under capital lease (note 9)		10,712	17,697
Securities sold under agreement to repurchase		15,584	—
		1,157,285	898,999
Stockholder's Equity			
Preferred stock, 9% non-cumulative, $40 par value; 7,500 shares authorized, issued and outstanding		300,000	300,000
Common stock, $1 par value; 100,000 shares authorized, 60,195 shares issued and outstanding		60,195	60,195
Additional paid-in capital		2,999,644	1,189,768
Accumulated deficit		(1,214,951)	(72,801)
		2,144,888	1,477,162
Commitments and contingencies (notes 4, 9 and 10)	$	3,302,173	2,376,161

See accompanying notes to financial statements.

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Statements of Operations

Years ended June 30, 2002 and 2001

	2002	2001
Revenues:		
Commissions and trading gains	$ 11,166,651	7,354,692
Interest and dividend income	243,397	370,575
Total revenues	11,410,048	7,725,267
Expenses:		
Employee compensation and benefits	8,734,302	5,504,269
Communications	619,823	366,467
Occupancy and equipment	1,013,089	449,597
Insurance	97,661	72,268
Professional fees	393,026	212,283
Brokerage and clearing costs	1,069,639	774,277
Other selling, general and administrative expenses	486,242	338,938
Total expenses	12,413,782	7,718,099
Net income (loss) before income taxes	(1,003,734)	7,168
Income tax expense (note 7)	138,416	17,978
Net loss	$ (1,142,150)	(10,810)

See accompanying notes to financial statements.

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Statements of Changes in Stockholder's Equity

Year ended June 30, 2002

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount	Shares	Amount			
Balance at June 30, 2000	7,500	$ 300,000	60,195	$ 60,195	914,768	(61,991)	1,212,972
Capital contribution	—	—	—	—	275,000	—	275,000
Net loss	—	—	—	—	—	(10,810)	(10,810)
Balance at June 30, 2001	7,500	300,000	60,195	60,195	1,189,768	(72,801)	1,477,162
Capital contribution (note 8)	—	—	—	—	1,809,876	—	1,809,876
Net loss	—	—	—	—	—	(1,142,150)	(1,142,150)
Balances at June 30, 2002	7,500	$ 300,000	60,195	$ 60,195	2,999,644	(1,214,951)	2,144,888

See accompanying notes to financial statements.

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Statements of Cash Flows

Years ended June 30, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net loss	$	(1,142,150)	(10,810)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization		152,785	103,620
Deferred income taxes		138,416	19,585
Changes in other operating assets and liabilities:			
Receivable from clearing organization		14,730	(126,537)
Deferred expenses		(79,815)	(278,429)
Receivable from affiliate		(112,041)	(103,504)
Securities owned		23,797	(57,909)
Other assets		(55,576)	308,612
Accrued commissions and bonuses		47,445	231,459
Accounts payable and accrued expenses		(84,954)	127,821
Payable to clearing organization		239,835	(131,835)
Securities sold not yet purchased		15,584	—
Net cash (used in) provided by operating activities		(841,944)	82,073
Investing activities-purchases of property and equipment		(277,553)	(184,950)
Financing activities:			
Capital contribution		1,265,654	275,000
Principal payments on capital lease obligation		(6,985)	(6,199)
Net cash provided by financing activities		1,258,669	268,801
Net increase in cash and cash equivalents		139,172	165,924
Cash and cash equivalents beginning of year		528,810	362,886
Cash and cash equivalents end of year	$	667,982	528,810
Supplemental disclosures:			
Interest paid	$	11,584	14,390
Income taxes paid	$	8,000	806
Non-cash capital contribution	$	544,222	—

See accompanying notes to financial statements.

WUNDERLICH SECURITIES, INC.

(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Notes to Financial Statements

June 30, 2002 and 2001

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. Primarily, the Company is a retail broker, and most of its clients are in the Memphis, Tennessee area. In addition to Memphis, the Company has branch offices in Houston, Texas, Washington, DC, St. Louis, Missouri and Chicago, Illinois. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc.

(b) Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $250,000 at June 30, 2002 and $100,000 at June 30, 2001, as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. At June 30, 2002 and 2001 the Company had net capital of $154,507 and $386,662, respectively, after all required deductions and a ratio of aggregate indebtedness to net capital of 7.39 to 1 at June 30, 2002.

(c) Basis of Presentation

The financial statements have been prepared on a going concern basis of accounting and do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company has recently incurred losses, deficiency in required net capital, and accumulated deficit. Furthermore, the Company is dependent on its parent company, Wunderlich Investment Company, Inc. (WIC) for additional liquidity. The financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. To continue as a going concern, management has, subsequent to June 30, 2002, raised additional capital and management continues to evaluate the results of its operating branches, striving to improve each location's profitability.

(d) Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with Bear Stearns Securities Corp. (Bear Stearns), a member of the New York Stock Exchange. The Company's commissions are collected by Bear Stearns, as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a monthly basis, in the month following the date of the transactions.

(e) Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

(f) ***Cash Equivalents***

Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

(g) ***Securities Transactions***

The Company's inventory of securities consists of marketable securities which are held for sale and are carried at estimated fair value, with unrealized gains and losses included in operations. The trading of securities may lead to a liability being recorded for the fair value of securities sold, not yet purchased. All securities are carried in the Company's margin account with Bear Stearns and, accordingly, are pledged against margin indebtedness (if any). The Company had no margin indebtedness as of June 30, 2002 or 2001.

(h) ***Deposits with Clearing Organization***

The Company maintains a margin account with Bear Stearns. Depending on the Company's cash needs or the amount of securities inventory at the time, this account may represent excess cash on deposit or margin loan payable.

Included in cash and cash equivalents is a special deposit account that Bear Stearns requires the Company to maintain on deposit with a minimum of $250,000 in cash or equivalent. This deposit is maintained in a separate interest bearing account, which is pledged against margin indebtedness (if any). At June 30, 2002, the balance in this special deposit account amounted to $250,000.

(i) ***Property and Equipment***

Property and equipment are recorded at amortized cost. Depreciation expense is calculated using both the straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to seven years.

(j) ***Income Taxes***

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. The Company calculates its tax provision under the terms of a tax sharing agreement with Wunderlich Investment Company, Inc. Per the agreement, the Company is to compute its tax provision on the basis of filing separate federal and state income tax returns.

(k) ***Preferred Stock***

The Company has authorized and issued 7,500 shares of $40 par value, 9% non-cumulative preferred stock to Wunderlich Investment Company, Inc. in exchange for $300,000. The Company did not pay nor declare any dividends for the years ended June 30, 2002 and 2001.

(Continued)

(l) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors, since no such liabilities existed at June 30, 2002 and 2001, or at any time during the years then ended.

(m) Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(n) Reclassifications

Certain 2001 balances have been reclassified to conform to the 2002 presentation.

(2) Securities Owned

Securities owned are carried at estimated fair value and consist of the following as of June 30, 2002 and 2001:

		2002	2001
Municipal government obligations	$	—	172,530
Corporate stock		153,233	4,500
	$	153,233	177,030

At June 30, 2002, the Company had securities with an estimated fair value of $15,584 that were sold under agreement to repurchase.

(3) Property and Equipment

Property and equipment and the related accumulated depreciation consists of the following at June 30, 2002 and 2001:

		2002	2001
Office furniture and equipment	$	833,351	450,617
Leasehold improvements		248,909	106,604
		1,082,260	557,221
Less accumulated depreciation		(399,681)	(246,896)
	$	682,579	310,325

(Continued)

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Notes to Financial Statements

June 30, 2002 and 2001

(4) Profit Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. Employees make non-elective contributions to this plan equal to 3% of their compensation. Employees may voluntarily defer an additional portion of their compensation. The Company may make discretionary contributions to this plan. However, during the years ended June 30, 2002 and 2001, no such contributions were made.

(5) Deferred Expenses

The Company has entered into employment agreements with certain employees. The Company advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive these advances over the employment periods which range from 30 to 60 months. The advances are expensed ratably over the term of the agreements. Total expense for the years ended June 30, 2002 and 2001 was approximately $215,500 and $161,000, respectively, and is included in employee compensation and benefits.

(6) Related Party Transactions

The Company has receivables from and (payables to) related companies as of June 30, 2002 and 2001 as follows:

		2002	2001
Wunderlich Investment Company, Inc.	$	282,231	92,730
Wunderlich Capital Markets, Inc. (WCM)		(62,530)	10,774
MFM Asset Management (MFM)		(4,156)	—
	$	215,545	103,504

During 2002, the Company recognized management fee income totaling approximately $75,000 from WCM and $15,400 from MFM in recovery of direct overhead expenses and other administrative and management services provided. These amounts are included in other selling, general and administrative expenses.

(Continued)

(7) Income Taxes

The components of income tax expense (benefit) from continuing operations for the years ended June 30, 2002 and 2001 are as follows:

		Federal	State	Total
2002:				
Current	$	—	—	—
Deferred		116,538	21,878	138,416
	$	116,538	21,878	138,416
2001:				
Current	$	(2,861)	1,254	(1,607)
Deferred		18,102	1,483	19,585
	$	15,241	2,737	17,978

Income tax expense (benefit) for the years ended June 30, 2002 and 2001 differed from the amounts computed by applying the U.S. federal income tax rate of 34% as a result of the following:

		2002	2001
Computed "expected" tax benefit	$	(341,270)	2,437
Increase in income taxes resulting from:			
State income taxes, net of federal income tax benefit		14,439	1,806
Change in valuation allowance		511,667	—
Decrease in cash surrender value of officers' life insurance		—	6,688
Meals and entertainment		6,800	3,897
Other, net		(53,220)	3,150
	$	138,416	17,798

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2002 and 2001 are as follows:

		2002	2001
Assets:			
Net operating loss carryforwards	$	676,763	129,498
Securities owned		2,088	11,220
Total gross deferred tax assets		678,851	140,718
Less: valuation allowance		(511,667)	—
Deferred tax assets		167,184	140,718
Liabilities:			
Employee advances		149,697	—
Property and equipment, principally due to differences in depreciation		17,487	2,302
Net deferred tax asset	$	—	138,416

The valuation allowance for deferred tax assets as of June 30, 2002 was $511,667. The net change in the total valuation allowance for the year ended June 30, 2002 was an increase of $511,667. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the schedules reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $1,230,000 prior to the expiration, subject to various limitations, of the net operating loss carryforwards in 2020.

(8) Contributed Assets

Net assets totaling $544,222 are included in capital contributions for the year ending June 30, 2002. The fair value of the net assets contributed by the Company's parent company are summarized as follows:

Assets:		
Property and equipment	$	247,486
Employee advances		344,097
Other		25,808
		617,391
Liabilities – assumed lease obligation		(73,169)
	$	544,222

(Continued)

(9) Leases

At June 30, 2002, the Company was obligated under various leases for office space and equipment. The future minimum lease payments are as follows:

Year ended June 30,		Capital leases		Operating leases
2003	$	8,733		939,668
2004		2,911		775,324
2005		—		780,625
2006		—		382,498
2007		—		224,472
Thereafter		—		342,720
		11,644	$	3,445,307
Less amount attributed to interest at a rate of 12%		932		
	$	10,712		

Rent expense for fiscal 2002 was approximately $798,000.

(10) Commitments and Contingencies

There are various claims, lawsuits, and pending actions against the Company, as well as pending regulatory reviews of the Company incident to the operations of its business. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such claims, lawsuits, pending actions, and regulatory reviews will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

11) Stock-Based Compensation

The Company has established an incentive stock option plan, Wunderlich Securities, Inc. 2000 Long-Term Incentive and Compensation Plan (the Plan). The purpose of the Plan is to promote the Company's long-term growth and profitability by providing the Company's employees with incentives to improve stockholder value. The Plan permits the granting of stock options on the common stock of the Company's sole stockholder (Wunderlich Investment Company, Inc.).

The options are granted at an exercise price equal to the estimated fair value and employees vest over a three-year period beginning in the third year after the grant. The options expire on the sixth anniversary of issuance. Options currently outstanding expire between 2003 and 2008. Additional information with respect to the Company's outstanding stock options is set forth below:

	2002		2001	
	Weighted-Average Price	**Number**	**Weighted-Average Price**	**Number**
Options:				
Outstanding, beginning of year	$ 15.97	18,702	$ 14.93	8,325
Canceled	12.57	(4,380)	—	—
Granted	25.93	12,842	16.81	10,377
Outstanding, end of year	$ 21.23	27,164	$ 15.97	18,702
Options exercisable at end of year		9,575		12,075

The following table summarizes information about stock options at June 30, 2002:

Exercise price	**Options outstanding**	**Weighted-average contractual life**
$10.75	2,500	1.15 years
$15.00	4,747	4.00 years
$20.00	4,075	2.60 years
$21.35	3,000	0.15 years
$24.51	5,993	5.25 years
$26.97	2,789	5.25 years
$27.00	3,590	6.00 years
$29.70	470	6.00 years
	27,164	3.81 years

As allowed by SFAS No. 123, *Accounting for Stock Based Compensation*, the Company elected to continue to measure compensation cost for its stock based compensation plans using Accounting Principal Board Opinion No. 25. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's net loss, for the year ended June 30, 2002, would have been increased as shown in the table below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4% and an expected weighted-average life of approximately 3.81 years.

Net loss – as reported	$	(1,142,150)
Net loss – pro forma		(1,164,488)

Schedule 1

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Computation of Net Capital Under Rule 15 (c) 3-1 (a) (1)
Under the Securities Exchange Act of 1934

Total capital per financial statements	$	2,144,888
Deductions:		
Total non-allowable assets		1,965,487
Net capital before haircuts on securities positions		179,401
Haircuts on securities positions:		
Corporate stock		24,894
Net capital	$	154,507

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$	1,141,701
Net capital requirement	$	250,000
Net capital deficit	$	95,493
Aggregate indebtedness to net capital		7.39 to 1

See accompanying independent auditors' report.

Schedule 2

WUNDERLICH SECURITIES, INC.

(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Reconciliation of Net Capital Computation

Net capital as reported on – unaudited FOCUS report at June 30, 2002	$	319,672
Audit adjustments to increase (decrease) net capital:		
Record additional income		2,913
Record effects of trade-date, settlement-date differences		13,607
Accrue unrecorded expenses:		
Payroll related		(80,311)
Liability assumed in business combination		(47,361)
Other liabilities		(59,204)
Other		5,191
Net capital – audited	$	154,507

See accompanying independent auditors' report.

KPMG

Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report on Internal Accounting Control of a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Wunderlich Securities, Inc.:

In planning and performing our audit of the financial statements of Wunderlich Securities, Inc. (the Company), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the control environment and financial reporting control activities that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, for the year ended June 30, 2002, and this report does not affect our report thereon dated September 20, 2002.

The Company's general financial control and reporting structure were not adequate to insure timely and accurate reporting of financial information. As a result of weaknesses in the control structure, the Company's interim and year-end internal financial statements and regulatory reports have been materially restated. The control structure did not include sufficient segregation of duties, proper staffing levels and training of personnel, proper review, appropriate reconciliation procedures and management oversight to reasonably insure that material misstatements to the financial statements and regulatory reports will be prevented or detected in a timely manner. The restatements addressed the following matters:

- Recognizing payroll-related liabilities on a net basis, resulting in an under-accrual of compensation expense,
- Improperly recording capital contributions,
- Inaccurate recording or failure to record unusual or non-recurring transactions, including business combinations,
- Incomplete recording of revenue when services were performed,
- Not reconciling inter-company transactions and accounts on a timely basis,
- Prepaid expenses and other asset accounts not agreeing to the underlying financial records,
- Depreciation and amortization not being taken on all property and equipment during the period

Management's Corrective Action Plan

Management of the Company acknowledges and agrees with KPMG's assessment of the Company's internal controls as set forth in this letter and with the specific weaknesses brought to our attention therein. Management acknowledges that numerous accounting errors occurred during its most recently completed fiscal year. While a contributing factor to these errors was the Company's completion of three broker/dealer acquisitions during a three month period in the middle of the fiscal year and the subsequent integration thereof, management also agrees that during the fiscal year the aforementioned weakness existed in its internal control structure in the following respects:

- There was insufficient segregation of duties in respect of the Company's accounting function;
- The Company's accounting staff was insufficient in number for a securities broker/dealer of the size of the Company, and such staff was not properly trained;

- Several of the Company's accounts were not reconciled on a regular basis, requiring significant adjustments at year end; and
- The Company's Chief Financial Officer did not properly oversee the performance of the accounting function during the fiscal year.

While management acknowledges and agrees with KPMG's conclusions, it also respectfully submits that none of KPMG's conclusions related to the Company's operations and record-keeping with respect to the Company's customer accounts and securities brokerage transactions and that, in management's opinion, there has been no threat posed to the Company's brokerage customers on account of the foregoing weaknesses.

Management respectfully submits that beginning in early July 2002, at the beginning of KPMG's audit of the Company's financial statements for the fiscal year ended June 30, 2002, and during the course of the field work for such audit, management recognized and acknowledged each of the weaknesses cited above and promptly began to address these weaknesses. In that regard, management has taken the following steps to address the weaknesses cited above.

Insufficient Segregation of Duties

While during its past fiscal year the Company relied solely on its Chief Financial Officer and cashier as its entire accounting staff, it has increased the size of its accounting staff to four persons. The Company now employs a Chief Financial Officer, an accounts payable clerk and a payroll/accounts receivable clerk in addition to the cashier. The accounts payable clerk processes accounts payable, generates checks and reconciles the bank accounts. The payroll/accounts receivable clerk processes payroll and the Company's commission revenue with the detailed transaction reports provided to the Company by it's fully disclosed clearing broker. Neither of these persons is authorized to make general journal entries, sign checks, initiate wire transfers or otherwise affect the Company's general ledger, except to the extent that accounts payable and payroll records are automatically posted to the Company's general ledger by its accounting system. The Company's Chief Financial Officer is not authorized to sign checks, all of which must be signed by the Company's Chief Executive Officer and Chief Operating Officer. In addition, the Company has engaged Hoff, Davis & Dilley PLLC, an independent firm of certified public accountants, as its outsourced internal auditor. Among the duties for which the outsourced internal auditor has been engaged to perform include a monthly review of all reconciliations of bank and other accounts and a monthly review of all general journal vouchers involving more than $10,000. Finally, all financial statements are reviewed by both management and the outsourced internal auditor prior to filing with the NASD.

Insufficient and Poorly Trained Accounting Staff

Late in its last fiscal year, senior management of the Company realized that the Company's Chief Financial Officer was under-qualified to serve in that capacity with a securities broker/dealer of the Company's size and had done a poor job in that role during the course of the fiscal year. Accordingly, in July 2002 the Company discharged its prior Chief Financial Officer and promoted Stephen Bonnema to that position. Mr. Bonnema has served in various compliance, regulatory and financial positions and has substantial experience in all aspects of broker/dealer accounting and systems. Mr. Bonnema's background includes nearly 5 years as a regulatory examiner for the Chicago Board Option Exchange as well as various operational and financial positions in the broker dealer community. Mr. Bonnema maintains the General Principal (Ser 24) license as well as the Financial & Operations Principal (Ser 27) license. Mr. Bonnema spent nearly ten years at Howe Barnes Investments, Inc. a NYSE member firm, in various capacities including Financial Controller, Operations Manager and Interim Chief Financial Officer. Mr. Bonnema has also held the position of Chief Financial Officer/Chief Operating Officer at a smaller Broker/Dealer that the Company acquired in late 2001.

In addition to Mr. Bonnema, the Company has hired an accounts payable clerk and a payroll/accounts receivable clerk, both of whom report to Mr. Bonnema. These clerks are being trained and supervised by Mr. Bonnema. In addition, the outsourced internal auditor will review on a monthly basis certain elements of the work done by each of the foregoing individuals, including bank reconciliations and journal voucher entries over $10,000 in amount.

To provide additional guidance to the internal accounting staff and uniformity in the accounting function, management has directed the Chief Financial Officer, working with the outsourced internal auditor, with input from the Company's auditors, to develop a Manual of Accounting Policies and Procedures. This manual will include, at a minimum, a description of the various accounting functions, a description of monthly closing procedures, a listing of reconciliations to be performed and a standard process for completing such reconciliations, a listing of standard journal entries, a description of capitalization and depreciation policies, a description of accounting policies related to acquisitions.

Finally, to remove some of the burden on the Chief Financial Officer that previously existed due to the Company's lack of an integrated automated accounting system, the Company has purchased, installed, tested and is operating a new financial accounting software package. This software provides for automatic posting of accounts payable information and fixed asset depreciation calculations and maintenance. Additionally, the program generates all the reports that management believes are needed to manage the Company's business, including branch level and division level reports, on a timelier basis than the Company has previously received such reports. This system is significantly more accurate than the largely manual system the Company used during much of the last fiscal year.

Unsatisfactory Performance by Prior Chief Financial Officer

Prior to July 2002, the Company's accounting staff consisted of the Chief Financial Officer and a cashier. The prior Chief Financial Officer, who at the time of his discharge by the Company in July 2002 was also its Financial and Operations Principal, made numerous errors in recording transactions and did not demonstrate the competence required for the proper administration and supervision of the Company's accounting function. The Company has hired an experienced Chief Financial Officer who supervises the accounts payable clerk and the payroll/accounts receivable clerk. The Company has engaged the outsourced internal auditor to review the work of both the clerks and the Chief Financial Officer. Finally, management has begun to receive and review branch and division-level reports as well as consolidated financial statements.

Management has engaged the outsourced internal auditor to assist in the monthly review of reconciliations, accounting entries and preparation of financial statements. In addition, management has requested and begun to receive branch and division-level financial statements that will enable management to better monitor the various profit centers that comprise the Company's financial statements. Finally, management is taking a more active role in reviewing Focus and other reports prior to their filing or dissemination.

Failure to Reconcile Accounts on a Regular Basis

The accounts payable clerk has begun to reconcile on a monthly basis the bank accounts of the Company and other balance sheet accounts within his job description. The payroll/accounts receivable clerk has begun to reconcile on a monthly basis the Company's commission report as reflected in its Commission Manager reports with detailed transaction reports from the Company's fully disclosed clearing broker. All reconciliations are reviewed first by the Chief Financial Officer and then by the outsourced internal auditor.

Management respectfully submits that the implementation of all of the foregoing controls sufficiently addresses and remedies all material weaknesses in controls cited in the KPMG letter.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, and as noted in the preceding paragraph, we believe that the Company's practices and procedures were materially inadequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

KPMG LLP

Memphis, Tennessee
September 20, 2002